Filed by Founder SPAC

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Founder SPAC

Commission File No.: 001-40910

FOR IMMEDIATE RELEASE

Rubicon Certified as a Great Place to Work® for Remarkable Fifth Consecutive Year

World’s largest digital marketplace for waste and recycling builds on established track record of business culture excellence

Lexington, Kentucky - (March 02, 2022) — Rubicon Technologies, LLC (“Rubicon” or the “Company”), a digital marketplace for waste and recycling and provider of innovative software-based solutions for businesses and governments worldwide, today announced that the company has been certified as a great workplace by Great Place to Work® for the period of February 2022 to February 2023. This is the fifth year in a row that Rubicon has earned this accreditation.

Great Place to Work is “the global authority on workplace culture, employee experience, and leadership behaviors proven to deliver market-leading revenue, employee retention, and increased innovation.” This prestigious award is based entirely on what current employees say about their experience working at Rubicon. This year, 86 percent of survey respondents said Rubicon is a great place to work, 29 percentage points higher than the average company in the United States. Further, 95 percent said Rubicon had special and unique benefits, 91 percent said they were made to feel welcome upon joining the company, and 93 percent feel good about the ways in which Rubicon contributes to the community.

“There are few greater endorsements for a company than how their employees feel about working there, and it is an honor to be certified as a Great Place to Work for an incredible fifth year in a row,” said Nate Morris, Chairman and CEO of Rubicon. “A strong company culture is critical for business success, and at Rubicon we strive to build a supportive, inclusive environment that fosters collaboration, rewards innovation, and inspires every employee to do their best work. I am so proud of our team and the work they do for our customers. This Great Place to Work certification is a testament to them and the culture they help preserve every day.”

“Great Place to Work Certification™ isn’t something that comes easily—it takes ongoing dedication to the employee experience,” said Sarah Lewis-Kulin, Vice President of Global Recognition at Great Place to Work. “It’s the only official recognition determined by employees’ real-time reports of their company culture. Earning this designation means that Rubicon is one of the best companies to work for in the country.”

Rubicon joins other leading companies including Salesforce (CRM), FedEx (FDX), and Wegmans with multiple, consecutive Great Place to Work certifications. Rubicon has been committed to building a purpose-driven business since its founding. It was one of the first, and is one of the largest, Certified B Corporations in the world. With each re-certification since 2012, Rubicon’s B Corp score has increased. In 2018 and 2019 the Company was awarded Best for the World honors for Governance. In 2018, 2019, and 2021, Rubicon was named Best for the World for Environment in recognition of environmental performance and sustainable business practices, ranking in the top 10 percent of all B Corporations.

One of the many ways in which Rubicon demonstrates its commitment to its employees is by providing a comprehensive suite of workplace benefits. These include fully-paid healthcare premiums for all full time employees and their partners and dependents; a company-matched 401(k) program tied directly to sustainability-focused investment options; paid maternity and paternity leave; and an unlimited vacation policy. The positive impact of this is reflected by the fact that 95 percent of survey respondents said that the company has special and unique benefits.

Beyond its benefits package, Rubicon places a strong emphasis on employee engagement initiatives inside the company. This includes the establishment of affinity groups whose purpose is to foster community-building opportunities and inclusion at the company, the sustained investment in cutting-edge training tools and resources, and employee recognition programs that celebrate both the length of service and the accomplishments of team members across the company.

About Great Place to Work

Great Place to Work is the global authority on workplace culture. Since 1992, they have surveyed more than 100 million employees worldwide and used those deep insights to define what makes a great workplace: trust. Their employee survey platform empowers leaders with the feedback, real-time reporting and insights they need to make data-driven people decisions. Everything they do is driven by the mission to build a better world by helping every organization become a great place to work For All™. Learn more at greatplacetowork.com.

About Rubicon

Rubicon is a digital marketplace for waste and recycling, and provider of innovative software-based solutions for businesses and governments worldwide. Creating a new industry standard by using technology to drive environmental innovation, the company helps turn businesses into more sustainable enterprises, and neighborhoods into greener and smarter places to live and work. Rubicon’s mission is to end waste. It helps its partners find economic value in their waste streams and confidently execute on their sustainability goals. Learn more at Rubicon.com.

Rubicon previously announced an agreement for a business combination with Founder SPAC (Nasdaq: FOUN), which is expected to result in Rubicon becoming a public company listed on the New York Stock Exchange (“NYSE”) under the new ticker symbol “RBT” in the second quarter of 2022, subject to customary closing conditions.

About Founder SPAC

Founder is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. While Founder is not limited to a particular industry or geographic region, the company focuses on businesses within the technology sector, with a specific focus on the theme of Digital Transformation. Founder is led by CEO Osman Ahmed, CFO Manpreet Singh, and Executive Chairman Hassan Ahmed. The company’s independent directors include Jack Selby, Steve Papa, Allen Salmasi, and Rob Theis. Sponsor and advisor, Nikhil Kalghatgi, leads the company’s advisory board.

Important Information About the Business Combination and Where to Find It

Founder’s shareholders and other interested persons are advised to read, carefully and in their entirety, the preliminary proxy statement/consent solicitation statement/prospectus included in the registration statement on Form S-4 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 1, 2022 (including any amendments or supplements thereto) and, when available, the definitive proxy statement/consent solicitation statement/prospectus, as well as other documents filed with the SEC, as these materials will contain important information about Founder, Rubicon and the other parties to the Merger Agreement (as defined in the Registration Statement), and the Business Combination (as defined in the Registration Statement). After the Registration Statement is declared effective, the definitive proxy statement/consent solicitation statement/prospectus will be mailed to shareholders of Founder as of a record date to be established for voting on the business combination and other matters described in the Registration Statement. Founder shareholders will also be able to obtain copies of the proxy statement/consent solicitation statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/consent solicitation statement/prospectus, without charge, once available, at the SEC’s web site at sec.gov, or by directing a request to: Founder SPAC, 11752 Lake Potomac Drive, Potomac, MD, 20854, Attention: Chief Financial Officer, (240) 418-2649.

Participants in the Solicitation

Founder and its directors and executive officers may be deemed participants in the solicitation of proxies from Founder’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Business Combination is contained in the Registration Statement.

Rubicon and its directors and executive officers may also be deemed participants in the solicitation of proxies from the shareholders of Founder in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is contained in the Registration Statement.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Founder’s and Rubicon’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Founder’s and Rubicon’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results, including factors that are outside of Founder’s and Rubicon’s control and that are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against Founder and Rubicon following the announcement of the Merger Agreement and the transactions contemplated therein; (2) the inability to complete the Business Combination, including due to failure to obtain the approval of the shareholders of Founder, approvals or other determinations from certain regulatory authorities, or other conditions to closing in the Merger Agreement; (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or that could otherwise cause the transactions contemplated therein to fail to close; (4) the inability to obtain or maintain the listing of the combined company’s shares on the New York Stock Exchange following the Business Combination; (5) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (6) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and to retain its key employees; (7) costs related to the Business Combination; (8) changes in applicable laws or regulations; (9) the possibility that Rubicon or the combined company may be adversely affected by other economic, business, and/or competitive factors; (10) the combined company’s ability to raise financing in the future and to comply with restrictive covenants related to long-term indebtedness; (11) the impact of COVID-19 on Rubicon’s business and/or the ability of the parties to complete the Business Combination; and (12) other risks and uncertainties indicated from time to time in the Registration Statement and other documents filed, or to be filed, by Founder with the SEC.

Founder cautions that the foregoing list of factors is not exclusive. Although Founder believes the expectations reflected in these forward-looking statements are reasonable, nothing in this press release should be regarded as a representation by any person that the forward-looking statements or projections set forth herein will be achieved or that any of the contemplated results of such forward-looking statements or projections will be achieved. There may be additional risks that Founder and Rubicon presently do not know of or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Founder cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Founder nor Rubicon undertakes any duty to update these forward-looking statements, except as otherwise required by law.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.